ZW DATA ACTION TECHNOLOGIES INC.

Room 1106, Xinghuo Keji Plaza, No. 2 Fengfu Road, Fengtai District, Beijing, PRC

April 22, 2021

VIA EDGAR & TELECOPY
Mr. Matthew Derby
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ZW Data Action Technologies Inc. (the “Company”)
Registration Statement on Form S-3
(File No. 333-254339) (the “Registration Statement”)

Dear Mr. Derby:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on April 27, 2021, or as soon thereafter as practicable.

Very truly yours,

ZW DATA ACTION TECHNOLOGIES INC.

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer